EXHIBIT 2.2

Memorandum of Understanding

This is a memorandum of understanding between Mr. Bhatnagar ('CEO') and Mr. Aliksanyan ('President') where both individuals agree to cooperate in order to facilitate the spinning off of all RealBiz Media Group Inc. ('ReaiBiz') real estate subsidiaries including all cash and assets including but not limited to intellectual assets into a separate company ('Newco'). Upon the successful completion of such spin off to be no later than March 31, 2017,Mr. Aliksanyan will resign his seat on the RealBiz Board of Directors as well as President of the real estate division of RealBiz.

The following sets out binding procedures and conveyances between the CEO and the President in order to make such spin off occur as expeditiously as possible.

1) Tom Grbelja will resign as ReaiBiz CFO on January 2nd, 2017 and become controller for ReaiBiz. In this capacity Tom · will be responsible for the books, payments and all o her accoun ng related functions of RealBiz. TorT) will report to ReaiBiz CFO for all functions except those relating to ReaiBiz real estate operations. In the case of all ReaiBiz real estate related operations,Tom will report to Mr. Aliksanyan.

2) Both Mr. Aliksanyan and Mr. Bhatnagar will report directly to the Board of Directors

3) The RealBiz accounts at TO Bank, account #********* and account #********* shall remain as they currently are with only Mr. Aliksanyan and Mr. Grbelja having signatory access. Upon successful completion of the spin off, all funds in the two accounts will be transferred to new accounts created for Newco.

4) ReaiBiz will open new operating accounts for food operations over which Mr. Aliksanyan shall have no signatory power.

5) There shall be no comingling of funds between the aforementioned real estate operations accounts and all other operations of RealBiz.

5) All Monaker related and Monaker lawsuit related issues, decision, direction as well as costs, liabilities and recoveries will be the sole domain ofthe Real Estate group and shall solely be governed by Mr. Aliksanyan. This clause will continue to be effective after the spin-off is completed and the signatory parties agree any monies recovered and anyfunds that need to be paid shall solely be the responsibility and/or asset of the RealBiz real estate group and the ensuing

Newco. The President and CEO agree to act faithfully to execute a assignment of any proceeds that result from the litigation.

The above provisions being central to the Employment Agreement of the CEO and entry into a business relationship with the CEO, the parties agree to hold each other harmless from any breach of any of the above clauses. As well the parties agree that in case of any breach, the breached party shall notify the breaching party in writing andwill expect remedy of such breach in writing within two days of first notice.

If the breach is not remedied to the breached parties' satisfaction the parties agree not to defend against any injunctive action the breached party may undertake. Furthermore the parties agree to pay the legal bills of the losing party in case of any legal action.

AGREED and ACCEPTED

Alex O. Aliksanyan	Anshu Bhatnagar
12/29/2016	12/29/2016